EXHIBIT 99.1

Alvarion (in Receivership and Interim Liquidation) Requests Court to Approve the Proposed Creditors' Plan of Settlement

ROSH HA'AYIN, Israel, Feb. 4, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and interim liquidation) (OTCQB:ALVRQ) announced today that Mr. Yoav Kfir, the court-appointed Special Manager and Receiver (the "Receiver"), submitted on January 29, 2014 a motion to the District Court of Tel Aviv – Yaffo requesting the Court to approve the proposed creditors' plan of settlement.

Shareholder and Creditor meetings to vote on the proposed plan were held on January 5, 2014 in Tel Aviv. The proposed creditors' plan of settlement was approved by the Company's shareholders, its senior creditors (subject to certain exceptions submitted by two senior creditors) and its junior, unsecured creditors by the necessary vote. The Receiver petitioned the Court to dismiss the exceptions submitted by the senior creditors and approve the proposed plan. Alternatively, the Receiver requested the Court that an urgent hearing be scheduled to discuss the proposed plan and provide guidance as to the approval of said plan.

Furthermore, the Receiver petitioned the Court to permanently suspend the liquidation order for Alvarion Ltd., which was temporarily suspended on December 12, 2014 for 45 days, in order to allow the continued listing of the Company on NASDAQ and the Tel Aviv Stock Exchange.

In accordance with the Court's order, the Receiver published notifications in two local newspapers regarding the submission of the motion to approve the proposed creditors' plan of settlement. A copy of the motion submitted to the Court together with all its appendices can be requested by writing to yael@var-management.com or by fax +972-2-995-5777. Any person who wishes to object to the motion submitted to the Court should file his/her objection with the Court by February 12, 2014.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com